UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

OI S.A. – In Judicial Reorganization

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

670851500**

(CUSIP)

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, New York 10022

(212) 847-3500

(Name, address and telephone number of person authorized to receive notices and communications)

June 22, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	The CUSIP number is for the American Depositary Shares relating to the common shares. No CUSIP number exists for the underlying common shares, because such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS GoldenTree Asset Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 263,157,080 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 263,157,080 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 263,157,080
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.54% (2)
14.	TYPE OF REPORTING PERSON IA, PN

(1)	Of this amount of common shares, without par value (“Common Shares”), 134,203,445 are held in the form of 26,840,689 American Depositary Shares (“ADSs”).
(2)

Based upon 5,796,448,000 Common Shares outstanding as of March 31, 2020, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on June 17, 2020.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS GoldenTree Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 263,157,080 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 263,157,080 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 263,157,080
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.54% (2)
14.	TYPE OF REPORTING PERSON HC, OO

(1)	Of this amount of Common Shares, 134,203,445 are held in the form of 26,840,689 ADSs.
(2)

Based upon 5,796,448,000 Common Shares outstanding as of March 31, 2020, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on June 17, 2020.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Steven A. Tananbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 985,220 (1)
	8.	SHARED VOTING POWER: 263,157,080 (2)
	9.	SOLE DISPOSITIVE POWER: 985,220 (1)
	10.	SHARED DISPOSITIVE POWER: 263,157,080 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 264,142,300
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.56% (3)
14.	TYPE OF REPORTING PERSON HC, IN

(1)	Of this amount of Common Shares, 985,220 are held in the form of 197,044 ADSs.
(2)	Of this amount of Common Shares, 134,203,445 are held in the form of 26,840,689 ADSs.
(3)	Based upon 5,796,448,000 Common Shares outstanding as of March 31, 2020, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on June 17, 2020.

Introductory Statement

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 11”) amends the Schedule 13D filed on August 6, 2018, as amended by Amendment No. 1 filed on August 31, 2018, Amendment No. 2 filed on November 28, 2018, Amendment No. 3 filed on January 16, 2019, Amendment No. 4 filed on April 9, 2019, Amendment No. 5 filed on August 16, 2019, Amendment No. 6 filed on September 16, 2019, Amendment No. 7 filed on September 7, 2019, Amendment No. 8 filed on January 28, 2020, Amendment No. 9 filed on March 13, 2020 and Amendment No. 10 filed on April 28, 2020 (the “Original Schedule 13D”, and together with Amendment No. 11, the “Schedule 13D”).

Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D. This Amendment constitutes an exit filing of the Reporting Persons.

ITEM 5.	Interest in Securities of the Issuer.

Part (c) of Item 5 is amended and supplemented by adding the following:

The information in Item 4 is incorporated herein by reference. Except as set forth in this Schedule 13D, there have been no transactions in the Common Shares of the Issuer effected during the past 60 days by any person named in Item 2 hereof.

On April 28, 2020, certain of the Funds and Managed Accounts sold an aggregate of 1,344,854 Common Share ADSs in open market transactions through a brokerage entity on the New York Stock Exchange at a weighted average price of USD 0.4946 per share. These shares were sold in multiple transactions at prices ranging from USD .49 to .5038.

On May 7, 2020, Mr. Tananbaum sold an aggregate of 246,305 Common Share ADSs in open market transactions through a brokerage entity on the New York Stock Exchange at a weighted average price of USD 0.5290 per share. These shares were sold in multiple transactions at prices ranging from USD .525 to .54.

On June 18, 2020, certain of the Funds and Managed Accounts sold an aggregate of 14,171,000 Common Shares in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.0823 per share. These shares were sold in multiple transactions at prices ranging from BRL 1.08 to 1.09.

On June 19, 2020, certain of the Funds and Managed Accounts sold an aggregate of 12,553,000 Common Shares in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.1018 per share. These shares were sold in multiple transactions at prices ranging from BRL 1.07 to 1.13.

On June 22, 2020, certain of the Funds and Managed Accounts sold an aggregate of 5,276,000 Common Shares in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.1229 per share. These shares were sold in multiple transactions at prices ranging from BRL 1.11 to 1.14.

On June 25, 2020, certain of the Funds and Managed Accounts sold an aggregate of 5,714,800 Common Shares in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.2016 per share. These shares were sold in multiple transactions at prices ranging from BRL 1.19 to 1.22.

On June 26, 2020, certain of the Funds and Managed Accounts sold an aggregate of 10,285,197 Common Shares in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.2188 per share. These shares were sold in multiple transactions at prices ranging from BRL 1.21 to 1.23.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2020

GOLDENTREE ASSET MANAGEMENT LP

By: GoldenTree Asset Management LLC, its general partner

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

GOLDENTREE ASSET MANAGEMENT LLC

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

STEVEN A. TANANBAUM

/s/ Steven A. Tananbaum
Steven A. Tananbaum